Neovasc to Sponsor Symposium on Reducer at EuroPCR

VANCOUVER and MINNEAPOLIS -- May 13, 2021 -- Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN) today announced that it will sponsor a symposium presenting the latest long-term clinical data on the Reducer™ ("Reducer"), highlighting its easy integration into current cardiovascular and microvascular disease treatments. The symposium titled, "Latest clinical evidence and practical aspects to start Reducer therapy in your center," will be presented at the 2021 EuroPCR, taking place digitally from May 18-20, 2021. EuroPCR is a leading opportunity for cardiologists to exchange ideas and latest best practices.

The session will be available for registered participants via a global livestream, from 1:00 to 2:00 PM EDT, Thursday, May 20, 2021 on the "Valvular" channel, and via replay for three months.

The session will be facilitated by Prof. Stefan Verheye, MD, PhD, Antwerp Cardiovascular Center, Middelheim, Antwerp, Belgium, and include presentations by:

·        Prof. Martine Gilard, MD, Director of Interventional Cardiology, Brest University Hospital, France

·        Dr. Romain Didier, Interventional Cardiologist, Brest University Hospital, France

·        Prof. Jonathan Hill, MD, Consultant Interventional Cardiologist at Royal Brompton & Harefield NHS Foundation Trust, London, U.K.

·        Prof. Tommaso Gori, MD, PhD, University Medical Center, Mainz, Germany

·        Dr. Francesco Giannini, Interventional Cardiologist, Maria Cecilia Hospital, Cotignola, Italy

"Reducer therapy is an important tool for the interventional cardiologist to treat patients with the challenging diagnosis of refractory angina," said Prof. Gilard. "We are at the forefront of emerging treatments that offer new hope for patients that, until now, have had no other options."

About Reducer

The Reducer is CE-marked in the European Union for the treatment of refractory angina, a painful and debilitating condition that occurs when the arteries deliver an inadequate supply of blood to the heart muscle, despite treatment with standard revascularization or cardiac drug therapies. It affects millions of patients worldwide, who typically lead severely restricted lives as a result of their disabling symptoms, and its incidence is growing. The Reducer provides relief of angina symptoms by altering blood flow within the myocardium of the heart and increasing the perfusion of oxygenated blood to ischemic areas of the heart muscle. Placement of the Reducer is performed using a minimally invasive transvenous procedure that is similar to implanting a coronary stent and is completed in approximately 20 minutes.

While the Reducer is not approved for commercial use in the United States, the FDA granted Breakthrough Device designation to the Reducer in October 2018. This designation is granted by the FDA in order to expedite the development and review of a device that demonstrates compelling potential to provide a more effective treatment or diagnosis of life-threatening or irreversibly debilitating diseases. In addition, there must be no FDA approved treatments presently available, or the technology must offer significant advantages over existing approved alternatives.

Refractory angina, resulting in continued symptoms despite maximal medical therapy and without revascularization options, is estimated to affect 600,000 to 1.8 million Americans, with 50,000 to 100,000 new cases per year.

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include Reducer, for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and Tiara™ for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit: www.neovasc.com.

For more information on and to register for EuroPCR, please visit: https://www.pcronline.com/Courses/EuroPCR

Investors

Mike Cavanaugh

Westwicke/ICR

Phone: +1.646.877.9641

Mike.Cavanaugh@westwicke.com

Media

Sean Leous

Westwicke/ICR

Phone: +1.646.866.4012

Sean.Leous@westwicke.com

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact. When used herein, the words "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements may involve, but are not limited to, the Company's plans to sponsor the symposium and expectations as to the growing cardiovascular marketplace. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward looking statements, including those described in the "Risk Factors" section of the Company's Annual Information Form and in the Management's Discussion and Analysis for the three months ended March 31, 2021 (copies of which may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.